Exhibit 1

Ratio of earnings to fixed charges

The table below shows the ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preference dividends:

	Year ended
Earnings (1)	31 Dec 2013	31 Dec 2012(2)(3)	31 Dec 2011(2)	31 Dec 2010(2)	31 Dec 2009(2)	31 Dec 2008(4)
	£m	£m	£m	£m	£m	£m
Profit (loss) profit before tax	415	(606)	(551)	(2,904)	961	760
Add: Share of losses / (profits) from joint ventures and associates	(43)	(28)	(31)	88	752	(4)
Add: Dividends received from joint ventures and associates	26	13	6	1	21	2
Add: Fixed charges	14,253	16,435	14,221	17,173	19,866	10,352
Earnings	14,651	15,814	13,645	14,358	21,600	11,110

Fixed charges

Interest expensed and capitalised (5)	14,144	16,331	14,097	17,034	19,730	10,277
Estimated interest included within rental expense (6)	109	104	124	139	136	75
Fixed charges	14,253	16,435	14,221	17,173	19,866	10,352

Preference dividends (7)	-	-	-	-	-	-

Combined fixed charges and preference dividends	14,253	16,435	14,221	17,173	19,866	10,352

Ratios
Ratio of earnings to fixed charges	1.03	N/A	N/A	N/A	1.09	1.07
Ratio of earnings to combined fixed charges and preference dividends	1.03	N/A	N/A	N/A	1.09	1.07

In the year ended 31 December 2012 earnings were inadequate to cover fixed charges by £621 million and to cover combined fixed charges and preference dividends by £621 million.

In the year ended 31 December 2011 earnings were inadequate to cover fixed charges by £576 million and to cover combined fixed charges and preference dividends by £576 million.

In the year ended 31 December 2010 earnings were inadequate to cover fixed charges by £2,815 million and to cover combined fixed charges and preference dividends by £2,815 million.

Notes

(1)	For the purposes of these ratios, earnings consist of (loss) profit before tax, less the unremitted income of joint ventures and associates plus fixed charges. Unremitted income is calculated as the share of profits / losses from joint ventures and associates less dividends received.

(2)	(Loss) profit before tax for the years 2009 to 2012 has been restated in 2013 for the adoption of IAS 19 (Revised 2011) Employee Benefits.

(3)	Loss before tax for 2012 has been restated in accordance with the transitional provisions of IFRS 10 Consolidated Financial Statements in 2013.

(4)	The profit before tax for 2008 was restated in 2009 to show the impact of amendment to IFRS 2 Share-based Payment, which was adopted in the Group’s 2009 consolidated financial statements, as disclosed in note 1 on page F-11 of the Group’s 2010 Annual Report on Form 20-F.

(5)	Interest expensed and capitalised includes the amortisation of debt issuance costs, discounts and premiums and includes interest expense from the banking book included within “Interest and similar expense” as well as interest expense from the trading book included within “Other operating income”.

(6)	Fixed charges consist of total interest expensed and capitalised plus an estimate for the proportion of rental expenses deemed to represent interest cost. This has been estimated at 30% of rental expenses, as a reasonable approximation of the interest factor.

(7)	There are no preference shares accounted for as equity; all preference shares being accounted for as debt and therefore preference share dividends are already included within interest costs. As a result, the ratios calculated using fixed charges and combined fixed charges plus preference dividends are the same.